[redacted]

15047229

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-46650~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hodin Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Mall Road, Suite 206
(No and Street)

Burlington (City) MA (State) 01803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton L. Hodin (781)-221-8421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahn, Litwin, Renza & Co, LTD
(Name – *if individual, state last, first, middle name*)

800 South Street, Suite 300, Waltham, MA 02453
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Morton L. Hodin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hodin Associates, Inc., as of December, 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public
expires 9/29/2017

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HODIN ASSOCIATES, INC.

Financial Statements
and Supplementary Information

Year Ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

and

Exemption Report

Year Ended December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

HODIN ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

And

EXEMPTION REPORT

Year Ended December 31, 2014

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hodin Associates, Inc.:

We have audited the accompanying statement of financial condition of Hodin Associates, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Hodin Associates, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hodin Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II (Supplementary Information) has been subjected to audit procedures performed in conjunction with the audit of Hodin Associates, Inc.'s financial statements. The Supplementary Information is the responsibility of Hodin Associates, Inc.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kahn, Litwin, Renza & Co., Ltd.

Waltham, Massachusetts
February 26, 2015

HODIN ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets		
Cash	$	70,071
Accounts receivable - consulting fees		2,000
Securities owned - marketable		71,970
Prepaid expenses and other assets		4,325
Equipment and improvements, less accumulated depreciation of $34,033		6,448
Total Assets	**$**	**154,814**
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	20,590
Stockholder's equity:		
Common stock		117,972
Accumulated surplus		16,252
		134,224
Total Liabilities and Stockholder's Equity	**$**	**154,814**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

Revenues:		
Commissions	$	2,228,500
Consulting fees		100,046
Unrealized gain on securities owned		12,270
Interest and dividends		840
Total revenues		2,341,656
Operating expenses:		
Consulting		1,266,498
Payroll and payroll taxes		85,107
Outside Services		60,132
Marketing		49,017
Rent		32,963
Insurance		34,113
Office expense		20,832
Automobile expense		12,750
Travel		10,266
Professional fees		9,275
Regulatory expense		10,986
Depreciation		4,149
Taxes and fees		1,576
Total operating expenses		1,597,664
Net Income		**743,992**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2015

	Common		Subscription Note	Accumulated	
	Shares	Amount	Receivable	(Deficit)/Surplus	Total
Balance at December 31, 2013	**13,245**	**$ 131,546**	**$ (13,574)**	**$ (37,198)**	**$ 80,774**
Stock repurchase	(3,245)	(13,574)	13,574	(26,640)	(26,640)
Distributions	-	-	-	(663,902)	(663,902)
Net income	-	-	-	743,992	743,992
Balance at December 31, 2014	**10,000**	**$ 117,972**	**$ -**	**$ 16,252**	**$ 134,224**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net income	$	743,992
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		4,149
Unrealized gain on securities owned		(12,270)
Changes in operating assets and liabilities:		
Accounts receivable - consulting fees		(2,000)
Prepaid expenses and other assets		(1,750)
Accounts payable and accrued expenses		12,988
Net cash provided by operating activities		**745,109**
Cash Flows from Investing Activities:		
Purchase of equipment		(387)
Net cash used by investing activities		**(387)**
Cash Flows from Financing Activities:		
Stockholder distributions		(663,902)
Purchase of common stock for treasury		(26,640)
Net cash used by financing activities		**(690,542)**
Net Increase in Cash		**54,180**
Cash, beginning of year		**15,891**
Cash, end of year	**$**	**70,071**

The accompanying notes are an integral part of these financial statements.

HODIN ASSOCIATES, Inc.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2014

1. Nature of Operations

Hodin Associates, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Company engages in consulting and investment advisory services for clients worldwide. The Company does not hold funds or securities for the accounts of its customers.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist the reader in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Securities Owned
The Company owns a marketable equity security with a cost of $24,000 carried at fair value. Unrealized gains or losses as a result of changes in market value are included in the statement of operations. Securities transactions and related income and expenses are recognized on a settlement date basis.

Authoritative guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by authoritative guidance, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs would be developed based on the best information available in the circumstances and may include the Company's own data.)

The following presents the Company's fair value hierarchy for its securities, measured at fair value on a recurring basis:

Securities owned - marketable	Level 1

Equipment and Improvements
Expenditures for equipment and improvements are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives of these assets are five to seven years.

Revenue Recognition
The Company enters into contracts with customers calling for commissions and consulting fees to be paid during the term of the arrangement. Accordingly, management recognizes commissions and consulting fees in revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable, collection is reasonably assured and the services for the transactions are substantially completed.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholders report all income and losses on their individual tax returns. Accordingly, no taxes on income have been provided. The income tax returns of the Company for 2011, 2012 and 2013 are subject to examination by taxing authorities, generally for three years after they were filed.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 26, 2015, which is the date these financial statements were available to be issued.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year.

4. Common Stock

Effective July 1, 2004, companies incorporated in Massachusetts became subject to chapter 156d of the Massachusetts business corporation act, provisions of which eliminate the concept of treasury stock and provide that shares reacquired by a company are to be treated as authorized but unissued shares.

At December 31, 2013, there were 100,000 shares of common stock authorized, no par value, of which 13,245 were issued and outstanding. During 2014, 3,245 shares were repurchased and as of December 31, 2014, there were 100,000 shares of common stock outstanding, no par value, of which 10,000 were issued and outstanding.

Subscription Note Receivable
On October 1, 2011, the Company received a non-interest bearing $13,574 secured promissory note in exchange for 3,245 shares of common stock. During 2014 the Company repurchased the 3,245 shares and in consideration, paid $40,214 including relief from the subscription note receivable and $26,640 in cash.

5. Net Capital Requirement

As a broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $ $103,459, which was $98,459 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1.

6. Commitments and Contingencies

Lease Obligations
The Company leases its office space under a non cancelable operating lease which requires monthly payments of $2,608 through May 2014 and $2,803 through its expiration in June of 2015. The lease required a deposit of $2,575. During 2014, the Company incurred $32,963 of rent expense under this agreement.

The company also leases an automobile under a non-cancellable operating lease through August of 2017. In accordance with the agreement, the Company is required to make monthly rental payments of $743. During 2014, the Company incurred $5,502 of lease expense under this agreement.

Future minimum lease payments under this lease are as follows:

Year Ending	
2015	$25,735
2016	8,917
2017	5,945
TOTAL	$40,597

Other
The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments, except for the lease obligations noted above.

7. Revenue Concentration

For the year ended December 31, 2014, three customers accounted for approximately 93% of revenue.

8. Supplemental Cash Flow Information

The Company paid the Massachusetts minimum corporate excise tax of $456.

Schedule I

HODIN ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES and EXCHANGE COMMISSION
As of December 31, 2014

Net capital		
Stockholder's equity:		
Common stock	$	117,972
Accumulated surplus		16,252
Total stockholder's equity qualified for net capital		134,224
Deductions/charges:		
Non-allowable assets:		
Accounts Receivable		2,000
Prepaid expenses and other assets		4,325
Equipment and improvements, net		6,448
Total adjustments		12,773
Net capital before haircuts		121,451
Haircuts on securities:		
Marketable securities		10,795
Undue concentration		7,197
Net capital	**$**	**103,459**
Aggregate indebtedness	**$**	**20,590**
Minimum Net Capital Required	**$**	**5,000**
Excess net capital	**$**	**98,459**
Ratio: Aggregate indebtedness to net capital		**0.19 to 1**

Reconciliation of the Company's Computation (included in part II of Form X-17A-5 as of December 31, 2014)

Net capital as reported in Company's Part IIA (unaudited) FOCUS report	$	103,915
Audit adjustment to record excise tax		(456)
Net capital, per the preceding	**$**	**103,459**

See accompanying Report of Independent Registered Public Accounting Firm.

HODIN ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended December 31, 2014

Hodin Associates, Inc. is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 because it does not hold funds or securities for the accounts of its customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 of the Securities and Exchange Commission are not applicable.

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Hodin Associates, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hodin Associates, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Hodin Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) as the Company does not hold funds or securities for the accounts of its customers (the "exemption provision") and (2) Hodin Associates, Inc. stated that Hodin Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Hodin Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hodin Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kahn, Litwin, Renza & Co., Ltd.

Waltham, Massachusetts
February 26, 2015

Hodin Associates, Inc.
40 Mall Road, Suite 206
Burlington, MA 01803

December 5, 2014

To whom it may concern:

We represent to our best knowledge and belief the following information:

(1) Hodin Associates Inc. operates pursuant to SEC rule 15c3-3(k)(2)(i).
(2) During the period ended December 31, 2014, Hodin Associates Inc. adhered to the above identified exemptive provisions in paragraph (k) of Rule 15c3-3 without exception.

President, Hodin Associates, Inc.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,341,656 ✓
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	12,270 ✓
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
✓ (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	[illegible] ✓ *
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	100,045 ✓
(Deductions in excess of $100,000 require documentation) * SEE ATTACHED FINANCIAL STATEMENT FOR CONSULTING INCOME ITEMIZATION	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	100,045 ✓ [illegible]
Total deductions	[illegible]
2d. SIPC Net Operating Revenues	$ 2,229,341 ✓
2e. General Assessment @ .0025	$ 5573.35 ✓
	(to page 1, line 2.A.)

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1373*********************MIXED AADC 220
046650 FINRA DEC
HODIN ASSOCIATES INC
LEXBRIDGE INTERNATIONAL
40 MALL RD STE 206
BURLINGTON MA 01803-4544

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5573.35 ✓

B. Less payment made with SIPC-6 filed (exclude interest) (1782.50 ✓)

____
Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) _______

E. Interest computed on late payment (see instruction E) for______ days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3790.85 ✓

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3790.85 ✓

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HODIN ASSOCIATES INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of FEB, 2015.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______

Documentation _______

Forward Copy _______

Exceptions:

Disposition of exceptions:

Kahn, Litwin, Renza & Co., Ltd.
Boston • Newport • Providence • Waltham

800 South Street, Suite 300, Waltham, MA 02453
Phone: 781-547-8800 • Fax: 781-547-8801
Email: TrustedAdvisors@KahnLitwin.com • www.KahnLitwin.com

KLR

Certified Public Accountants and Business Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Hodin Associates, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Hodin Associates, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences and no adjustments.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kahn, Litwin, Renza & Co., Ltd.

February 26, 2015